UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2007
KOWLOON-CANTON RAILWAY CORPORATION

(Translation of registrant’s name into English)
KCRC House, 9 Lok King Street, Fo Tan, Sha Tin, New Territories, Hong Kong

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☑          Form 40-F   ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐          No   ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-                    .]

Kowloon-Canton Railway Corporation
(a statutory corporation incorporated in Hong Kong)
(KCRC)
NOTICE OF RESULTS
of the consent solicitation process
relating to KCRC’s outstanding
US$1,000,000,000 7.25 per cent. Notes due 2009
(ISIN: XS0100004919; Common Code 010000491)
(the “Notes”)
NOTICE IS HEREBY GIVEN to the holders of the Notes that, at the Meeting of such holders convened by the Notice published on September 10, 2007 and held on October 16, 2007, the Extraordinary Resolution set out in such Notice was duly passed. Accordingly, the matters referred to in the Extraordinary Resolution have been implemented with effect on and from October 16, 2007. Payment will be made to qualifying holders of the Notes upon the terms and conditions set forth in the Consent Solicitation Memorandum dated September 10, 2007.
As of the date of this Notice, the board of directors of KCRC comprises: Mr. Michael Tien, BBS, JP, Mr. James Blake, OBE, JP, Mr. Vincent Lo Wing-sang, BBS, JP, Prof. K C Chan, SBS, JP, Ms. Eva Cheng, JP, Mr. Patrick Paul, CBE, Mr. Ng Leung-sing, SBS, JP, Prof. Wong Yue Chim, Richard, SBS, JP and The Honourable Abraham Shek Lai-him, SBS, JP.
This Notice is given by
KOWLOON-CANTON RAILWAY CORPORATION
October 18, 2007.

Kowloon-Canton Railway Corporation
(a statutory corporation incorporated in Hong Kong)
(KCRC)
NOTICE OF RESULTS
of the consent solicitation process
relating to KCRC’s outstanding
HK$300,000,000 3.00 per cent. Notes due 2008
(ISIN Number: HK0000017621 and CMU Instrument Number: DBANFN03007)
(the “Notes”)
NOTICE IS HEREBY GIVEN to the holders of the Notes that, at the Meeting of such holders convened by the Notice published on September 10, 2007 and held on October 16, 2007, the Extraordinary Resolution set out in such Notice was duly passed. Accordingly, the matters referred to in the Extraordinary Resolution have been implemented with effect on and from October 16, 2007. Payment will be made to qualifying holders of the Notes upon the terms and conditions set forth in the Consent Solicitation Memorandum dated September 10, 2007.
As of the date of this Notice, the board of directors of KCRC comprises: Mr. Michael Tien, BBS, JP, Mr. James Blake, OBE, JP, Mr. Vincent Lo Wong-sang, BBS, JP, Prof. K C Chan, SBS, JP, Ms. Eva Cheng, JP, Mr. Patrick Paul, CBE, Mr. Ng Leung-sing, SBS, JP, Prof. Wong Yue Chim, Richard, SBS, JP and The Honourable Abraham Shek Lai-him, SBS, JP.
This Notice is given by
KOWLOON-CANTON RAILWAY CORPORATION
October 18, 2007

Kowloon-Canton Railway Corporation
(a statutory corporation incorporated in Hong Kong)
(KCRC)
NOTICE OF RESULTS
of the consent solicitation process
relating to KCRC’s outstanding
HK$700,000,000 4.80 per cent. Notes due 2013
(ISIN Number: HK0000017639 and CMU Instrument Number: DBANFN03008)
(the “Notes”)
NOTICE IS HEREBY GIVEN to the holders of the Notes that, at the Meeting of such holders convened by the Notice published on September 10, 2007 and held on October 16, 2007, the Extraordinary Resolution set out in such Notice was duly passed. Accordingly, the matters referred to in the Extraordinary Resolution have been implemented with effect on and from October 16, 2007. Payment will be made to qualifying holders of the Notes upon the terms and conditions set forth in the Consent Solicitation Memorandum dated September 10, 2007.
As of the date of this Notice, the board of directors of KCRC comprises: Mr. Michael Tien, BBS, JP, Mr. James Blake, OBE, JP, Mr. Vincent Lo Wong-sang, BBS, JP, Prof. K C Chan, SBS, JP, Ms. Eva Cheng, JP, Mr. Patrick Paul, CBE, Mr. Ng Leung-sing, SBS, JP, Prof. Wong Yue Chim, Richard, SBS, JP and The Honourable Abraham Shek Lai-him, SBS, JP.
This Notice is given by
KOWLOON-CANTON RAILWAY CORPORATION
October 18, 2007

Kowloon-Canton Railway Corporation
(a statutory corporation incorporated in Hong Kong)
(KCRC)
NOTICE OF RESULTS
of the consent solicitation process
relating to KCRC’s outstanding
HK$800,000,000 4.65 per cent. Notes due 2013
(ISIN Number: HK2566013499; CMU Instrument Number: DBANFN03009;
Common Code 016944742)
(the “Notes”)
NOTICE IS HEREBY GIVEN to the holders of the Notes that, at the Meeting of such holders convened by the Notice published on September 10, 2007 and held on October 16, 2007, the Extraordinary Resolution set out in such Notice was duly passed. Accordingly, the matters referred to in the Extraordinary Resolution have been implemented with effect on and from October 16, 2007. Payment will be made to qualifying holders of the Notes upon the terms and conditions set forth in the Consent Solicitation Memorandum dated September 10, 2007.
As of the date of this Notice, the board of directors of KCRC comprises: Mr. Michael Tien, BBS, JP, Mr. James Blake, OBE, JP, Mr. Vincent Lo Wing-sang, BBS, JP, Prof. K C Chan, SBS, JP, Ms. Eva Cheng, JP, Mr. Patrick Paul, CBE, Mr. Ng Leung-sing, SBS, JP, Prof. Wong Yue Chim, Richard, SBS, JP and The Honourable Abraham Shek Lai-him, SBS, JP.
This Notice is given by
KOWLOON-CANTON RAILWAY CORPORATION
October 18, 2007

Kowloon-Canton Railway Corporation
(a statutory corporation incorporated in Hong Kong)
(KCRC)
NOTICE OF RESULTS
of the consent solicitation process
relating to KCRC’s outstanding
US$50,000,000 7.77 per cent. Notes due 2014
(CUSIP: 50074MAA5)
(the “Notes”)
NOTICE IS HEREBY GIVEN to the holders of the above Notes that, pursuant to a Written Extraordinary Resolution signed by all the holders of the Notes on October 12, 2007, the Written Extraordinary Resolution was duly passed. Accordingly, the matters referred to in the Written Extraordinary Resolution have been implemented with effect on and from October 12, 2007. Payment will be made to qualifying holders of the Notes upon the terms and conditions set forth in the Consent Solicitation Memorandum dated October 9, 2007.
This Notice does not constitute an offer to purchase any securities.
As of the date of this Notice, the board of directors of KCRC comprises: Mr. Michael Tien, BBS, JP, Mr. James Blake, OBE, JP, Mr. Vincent Lo Wing-sang, BBS, JP, Prof. K C Chan, SBS, JP, Ms. Eva Cheng, JP, Mr. Patrick Paul, CBE, Mr. Ng Leung-sing, SBS, JP, Prof. Wong Yue Chim, Richard, SBS, JP and The Honourable Abraham Shek Lai-him, SBS, JP.
This Notice is given by
KOWLOON-CANTON RAILWAY CORPORATION
October 18, 2007

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOWLOON-CANTON RAILWAY CORPORATION
Date	18 October 2007	By	/s/ Jeffrey Cheung
		Name:	Jeffrey Cheung
		Title:	Deputy Director-Finance